[LETTERHEAD]

September 23, 2010

H. Christopher Owings
Assistant Director
U.S. Securities and
Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Univest Tech, Inc. (the Company)
Amendment No. 3 to Registration Statement on Form S-1
Filed May 25, 2010
File Number: 333-159315

Dear Mr. Owings:

    This is in response to your June 22, 2010 comment to the Company. The paragraph numbers in this letter correspond to those in your comment letter.

   General

1.
Please ensure that you have updated your prospectus to reflect the most recent information available to you, as applicable. For example, we note that your beneficial ownership table and your market for common equity disclosure is dated as of January 31, 2010 and information relating to your outstanding shares is dated as of November 30, 2009 in your risk factors. Also, some of your risk factors continue to reference your prior fiscal year ended October 31, 2008, rather than October 31, 2009, Refer to page 4 as an example. Please revise.

          The Company has made the appropriate revisions.

         Summary, page 2

2.
We note your response to comment one in our letter dated December 31, 2009. There are still references to wireless technologies in the summary and under ‘Plan of Operation” and “Description of Business.” Please describe more fully what you mean by wireless technologies. Explain whether you are referring to content, software, hardware, a combination of these, or something else. Explain clearly how wireless technologies fit within your business plan or revise to eliminate these references.

H. Christopher Owings
September 23, 2010

    The Company has eliminated the reference to wireless technologies.

   Dilution, page 10

3.
Because you have negative net tangible book value at January 31, 2010 of $(15,735) or $(0.000683) per share, before and after the offering, it appears that the purchasers of shares from your selling shareholders will incur immediate dilution of $(0.2506) per share. Please revise or tell us how your dilution per share of $(0.2493) was derived.

The dilution has been revised and updated as of the July 31, 2010.

   Management’s Discussion and Analysis, page 13

   Selected financial data, page 4

4.	We note your response to comment four in our letter dated December 31, 2009. However, it does not appear you have revised the disclosure. We note that the amounts captioned Total Expenses for three months ended January 31, 2010 and the year ended October 31, 2009 actually represent your operating expenses rather than your total expenses as these amounts do not include interest expense. Please revise or explain to us the reason for the discrepancy.

    The Company has made the appropriate revisions.

   Results of Operations. page 14

5.
Please revise your disclosure in the second paragraph under the heading “Results of Operations” to clarify that your accountants have expressed “substantial” doubt about your ability to continue in business as a going concern.

   The Company has made the appropriate revision.

6.
Please expand your disclosure to provide a discussion of your results of operations for the year ended October 31, 2009 compared to the period ended October 31, 2008. Refer to Item 303 of Regulation S-K.

   The Company has made the appropriate revisions.

   Description of Business. page 18

7.	We note your response to comment six in our letter dated December 31, 2009. Your disclosure remains unclear.

H. Christopher Owings
September 23, 2010

•	Please describe in detail the data that you intend to mine from your proposed website and what you intend to do with that mined data.

•
We also note the items, including wireless devices, listed on the bottom of page 19 and the top of page 20. Please explain in detail whether these items will be sold on your proposed website or through some other channel.

•	Additionally, we note the references to “festivals” and “corporate performances” Please clearly explain how festivals and corporate performances fit within your business plan.

    The Company has made the appropriate revisions.

   Financial Statements, page 31

   General

8.	Please update your financial statements to include interim fmancial statements as of a date within 134 days of the anticipated effective date of your filing. Refer to Rule 8-08 (b) of Reguiation S-X.

    Financials have been updated through July 2010.

    Note 1. Organization and Summary of Significant Accounting Policies, page 38 Revenue Recognition. page 39

9.
We note your response and revisions to your revenue recognition policy in Note 1. We also note from your disclosures under Plan of Operation on page 16, The Product and Festivals on page 19 and Revenue Generation Plan on page 20 that you plan to generate revenue from multiple sources some of which appear to have varied and specific revenue recognition criteria. Please further revise your revenue recognition policy to be consistent with the description of your planned revenue generating activities and the description of your business or tell us how your current revenue recognition policies are consistent with your description of your business. Specifically, we believe you should explain your planned revenue recognition policies in the following areas:

H. Christopher Owings
September 23, 2010

•	Event ticket sales;
•	Music media sales;
•	Merchandise sales;
•	Promotional/Sponsorship and Advertising Revenues, including amounts to be generated on a “per click” basis;
•	Website sales and;
•	Wireless device sales and activations.

    See change to revenue recognition in footnote 1.

    The Company has noted the comments by the Staff in the closing section. If you have any additional questions, do not hesitate to contact the undersigned. For accounting comments, please contact Mr. Ronald Chadwick at (303) 306-1967.

DAVID WAGNER & ASSOCIATES, P.C.

/s/ David J. Wagner
David J. Wagner